Mail Stop 4561

April 11, 2007

Stephen C. Hughes
Executive Vice President and Chief Financial Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, Virginia 22033
(703) 803-1500

> **Re:** **SRA International, Inc. (File No. 001-31334)**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Form 8-K filed January 31, 2007**

Dear Mr. Hughes,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief